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EXHIBIT 3.3

(ON OBER, KALER, GRIMES & SHRIVER LETTERHEAD)


JANUARY 14, 1997



Nuveen Tax-Free Unit Trust, Series 912
Maryland Traditional Trust 319
John Nuveen & Co. Incorporated
333 West Wacker Drive
Chicago, Illinois 60606


Attn:  James J. Wesolowski, Esquire
      Vice President, General Counsel
      and Secretary


Chase Manhattan Bank,
as Trustee of Nuveen Tax-Free Unit Trust -- Series 912
Maryland Traditional Trust 319
4 New York Plaza, Third Floor
New York, New York 10004-2413


Gentlemen:


    We have acted as special Maryland counsel to the Nuveen Tax-Free Unit Trust -- Series 912 (the "Fund") with respect to the issuance by the Fund of units of fractional undivided interest in the Fund (the "Units") as described in a certain Registration Statement (No. 333-18209) on Form S-6 under the Securities Act of 1933, as amended (the "Registration Statement"). The Fund has been organized under a Trust Indenture and Agreement dated as of the date hereof between John Nuveen & Co. Incorporated (the "Depositor") and Chase Manhattan Bank (the "Trustee"). The Fund will issue the Units in several Trusts, one of which is the Maryland Traditional Trust 319 (the "Trust"). The Units will be purchased by various investors (the "Unitholders"). Each Unit of the Trust represents a fractional undivided interest in the principal and net income of the Trust in the ratio of ten Units for each $1,000 principal amount of the obligations initially acquired by the Trust. Each trust will be administered as a distinct entity with seperate certificates, investments, expenses, books and records.


    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Maryland, its political subdivisions and authorities and, provided the interest thereon is exempt from State income tax under the laws or treaties of the United States, obligations issued by or on behalf of the territories or possessions of the United States, including Puerto Rico, the Virgin Islands and Guam, and their political subdivisions and authorities (the "Bonds").(N.1) Distributions of the interest received by the Trust will be made semi-annually unless the Unitholder elects otherwise.

    You have requested our opinion as to the application of Maryland state and local taxes to the Trust and the Unitholders. In rendering our opinion, we have assumed (i) that the interest on all Bonds in the Trust will be exempt from Federal income tax (N.2) and (ii) that the Bonds have been issued in strict compliance with all requirements of Maryland law and, where applicable, Federal or territorial law. Furthermore, in rendering our opinion, we have relied on the opinion of Messrs. Chapman and Cutler, of even date herewith, that:

    (i)--The Trust will not be taxable as an association but will be governed by the provisions of Subchapter J (relating to trusts) of Chapter 1 of the Internal Revenue Code of 1986 (the "Code");

    (ii)--Each Unitholder will be considered the owner of a pro rata portion of the Trust and will be subject to Federal income tax on the income therefrom under the provisions of Subpart E of Subchapter J of Chapter 1 of the Code;

    (iii)--The Trust, itself, will not be subject to Federal income taxes;

    (iv)--For Federal income tax purposes, each item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of the Trust consists of interest excludable from Federal gross income, such income will be excludable from Federal gross income of the Unitholder;

    (v)--For Federal income tax purposes, each Unitholder will have a taxable event upon the redemption or sale of his Unit. Gain or loss will be determined by comparing the proceeds of such a redemption or sale with the Unitholder's adjusted basis for the Unit. Before adjustment, this basis would be cost, if the Unitholder had purchased his Units. For Federal income tax purposes, if the Trustee disposes of a Trust asset (whether by sale,
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payment  on maturity, retirement or otherwise), gain or loss will result to each
Unitholder; such gain or loss is to be computed by measuring the Unitholder's aliquot share of the total proceeds from the transaction against his basis for his fractional interest in the asset disposed of (such basis being determined by apportioning the basis for his Units among all of the Trust's assets ratably according to their values as of the valuation date nearest the date on which he purchased his Units). A Unitholder's basis in his Units and the basis for his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of interest received, if any, on Bonds delivered after the Unitholder's settlement date to the extent that such interest accrued on the Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the Trust and must be reduced annually for amortization of premiums, if any, on obligations held by the Trust.

    Based upon the foregoing, we are of the opinion, for Maryland State and local tax purposes, that:

    (1)--The Trust will not be recognized as an association taxable as a corporation, and the income of the Trust will be treated as the income of the Unitholders.

    (2)--Interest received by the Trust on obligations of the State of Maryland or its political subdivisions and authorities, or of territories and possessions of the United States (to the extent federal law exempts interest on obligations of territories or possessions of the United States from state taxation) will be exempt from Maryland state and local income taxes when allocated to an individual Unitholder of the Trust.

    (3)--Interest or profit realized from a sale or exchange of Bonds issued by the State of Maryland or one of its political subdivisions derived from the Trust by a financial institution, as defined in Section 8-101(c) of the Tax-General Article of the Annotated Code of Maryland, will be subject to the Maryland state franchise tax on financial institutions, except to the extent such interest or profit is expressly exempt from the Maryland state franchise tax by the statutes which authorize the isuance of such Bonds (See Section 8-204 of the Tax-General Article of the Annotated Code of Maryland).

    (4)--A Unitholder will not be subject to Maryland state or local income tax with respect to gain realized when Bonds held in the Trust are sold, redeemed or paid at maturity, except with respect to gain realized upon a sale, redemption, or payment at maturity of such Bonds as are issued by or on behalf of the United States' territories or possessions, their political subdivisions and authorities; such gain will equal the proceeds of sale, redemption or payment, less the tax basis of the Bond (adjusted to reflect (a) the amortization of Bond premium or discount, and (b) the deposit in the Trust after the Unitholder's settlement date of Bonds with accrued interest).

    (5)--Gain realized by a Unitholder from the redemption, sale or other disposition of a Unit will be subject to Maryland state income tax and Maryland local income tax except in the case of individual Unitholders who are not Maryland residents.

    (6)--Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Code. For taxable years beginning after December 31, 1986, interest paid on certain private activity bonds constitutes a tax preference pursuant to Section 57 (a) (5) of the Code. Accordingly, if the Trust holds such bonds, 50% of the interest would be taxable by Maryland under the provisions of Section 10-205(f) of the Tax-General Article of the Annotated Code of Maryland, subject to a threshold amount.

    (7)--Interest on indebtedness incurred or continued (directly or indirectly) by a Unitholder to purchase or carry Units in the Trust will not be deductible for Maryland State or local income tax purposes.

    (8)--Trust Units will be subject to Maryland inheritance and estate tax only if held by Maryland residents.

    (9)--Neither the Bonds nor the Units will be subject to the Maryland personal property tax, sales tax or use tax.

    This letter is not to be construed as a prediction of a favorable outcome with respect to any issue for which no favorable prediction is made herein, or as a guaranty of any tax result, or as offering an assurance or guaranty that a Maryland state or local taxing authority might not differ with our conclusions, or raise other questions or issues upon audit, or that such action may not be judicially sustained.

    We have not examined any of the Bonds to be deposited in the Fund and held by the Trust, and express no opinion as to whether the interest on any such Bonds would in fact be tax-exempt if directly received by a Unitholder; nor have we made any review of the proceedings relating to the issuance of the Bonds or the basis for the bond counsel opinions or the opinions of Messrs. Chapman and Cutler referred to herein.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm in such Registration Statement and the Preliminary Prospectus included therein. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.
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(N.1)It is understood that, from time to time, some uninvested cash may be held in the Trust.
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(N.2)Section 2.01 of the Indenture provides that the Depositor may deposit delivery statements relating to contracts for the purchase of Bonds (rather than actual Bonds) into the Trust. We understand that, should any such contract to purchase Bonds fail, the Depositor intends to pay to all Unitholders an amount equivalent to the interest that would have been paid to such Unitholders had the contract not failed. Such amount will constitute taxable income for Federal income tax purposes.

Very truly yours,

OBER, KALER, GRIMES & SHRIVER